AMERUS GROUP CO.
EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIOS
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2003	2002	2001	2000	1999
	($ in thousands, except ratio data)
Earnings
Pre-tax from continuing operations	$239,238	$89,157	$119,377	$115,737	$101,113
Less: Minority interest	—	—	—	21,677	28,107
Less: Income (loss) from equity investees	12,563	(3,993)	5,072	3,481	(603)
Add: Distributed income from equity investees	1,521	2,591	7,730	4,449	1,804

	228,196	95,741	122,035	95,028	75,413
Fixed charges	570,646	492,093	371,667	344,363	356,617

Total Earnings	$798,842	$587,834	$493,702	$439,391	$432,030

Fixed Charges
Interest credited to policyowners	$538,622	$464,022	$341,575	$312,008	$352,941
Interest expense on debt	30,154	25,487	26,011	29,723	28,983
Amortization of debt issuance costs	1,137	985	3,155	1,833	1,538
Estimate of interest within rental expense	733	1,599	926	799	155

Total Fixed Charges	$570,646	$492,093	$371,667	$344,363	$356,617

Ratio of Earnings to Fixed Charges	1.40	1.19	1.33	1.28	1.21